

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Joseph Robert
Chief Executive Officer
Robert Ventures Holdings LLC
2810 N. Church St.
#28283
Wilmington, DE 19802

      Re: Robert Ventures Holdings LLC
          Amendment No. 4 to Offering Statement on Form 1-A
          Filed May 29, 2024
          File No. 024-12331

Dear Joseph Robert:

      We have reviewed your amended offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024, letter.

Amendment 4 for Form 1-A filed May 29, 2024

Management's Discussion and Analysis, page 32

1.   We note your disclosure in response to prior comment 4. Please clarify whether and for what period of time you have have extended the Cobia loan, as we note that the loan was due nine months after its date of July 8, 2023, or by April 8, 2024.

Financial Statements, page F-1

2.   We note your responses to prior comments 6, 7 and 8, and continued inclusion of financial statements provided by your former auditor which performed prohibited services during the audit and professional engagement period, and await the filing of your amended Form 1-A to address such comments.

General

3.   We note your revised disclosure indicates that the Company "will also review its investment portfolio on an annual basis to ensure that its digital asset holdings, other than Bitcoin or Ether (which the Company has determined are not securities), do not meet or exceed 40% of the Company's total assets (exclusive of Government securities or cash items) on an unconsolidated basis." Please address whether the Company's plans to make such assessments on an *annual* basis (rather than, for example, on a quarterly basis) may subject the Company to increased risks of inadvertently becoming an investment company. In this regard, we note that the Company could inadvertently trigger the definition in Section 3(a)(1)(C) at the end of any of its fiscal quarters (and, more generally, the Company may trigger the definition under Section 3(a)(1)(A) at any time).

4.   We note your response to comment 10, which provides a conclusory assertion that the Company has "no assets which are considered securities" and appears to indicate that as of the Company's most recent fiscal quarter ended, the Company holds only cash in demand deposit bank accounts, cash in an interactive broker's account, and de minimis cash in a Payward Ventures account. To the extent the Company holds any assets that are not demand deposits in bank accounts (or the de minimis amount in the Payward Ventures account)—including, for example, an "interest receivable"— please provide the analysis requested in comment 15 of our letter dated March 12, 2024.

    Please contact Kristina Marrone at 202-551-3429 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Arden Anderson, Esq.